KGen Power Corporation

August 18, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, DC 20549

Re:	Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-147260)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), KGen Power Corporation  (the “Company”) respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-147260) together with all exhibits and the amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2007, and amended on November 23, 2007, and again on January 18, 2008.

The Registration Statement has not become effective, and the Company confirms that no securities have been sold in connection with the offering contemplated by the Registration Statement.  The Company has determined not to proceed with the offering contemplated by the Registration Statement due to market conditions.

Pursuant to Rule 477(b) under the Securities Act, this application for withdrawal of the Registration Statement will be deemed granted at the time it is filed with the Commission unless, within fifteen days after such date, the Commission notifies the Company that this application will not be granted.

If you have any questions regarding this application , please contact the Company’s outside legal counsel, Philip Richter, of Fried, Frank, Harris, Shriver & Jacobson LLP, at (212) 859-8763.

Very truly yours,

KGEN POWER CORPRATION

By:  /s/ Thomas B. White
Name:  Thomas B. White
Title:   Chief Executive Officer